American Shared Hospital Services

Four Embarcadero Center       Suite 3700       San Francisco, CA 94111-4107       (415) 788-5300       (415) 788-5660 FAX       www.ashs.com

July 18, 2007

Tia Jenkins
Senior Assistant Chief Accountant
Officer of Emerging Growth Companies
U.S Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Shared Hospital Services- Form 10-K For the Year Ended December 31, 2006.
Dear Ms. Jenkins:
     This letter responds to comments of the Staff (“Staff”) of the Securities and Exchange Commission to Ernest A. Bates, M.D. of American Shared Hospital Services (the “Company”) in the letter regarding the Company’s Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”). We have reproduced below each of the Staff’s comments and the corresponding response of the Company. We have concurrently filed a Form 10-K/A that reflects our responses. This letter has been approved by the Company’s Audit Committee and reviewed by its independent registered public accounting firm, Moss Adams, LLP and our outside securities counsel, Davis Polk & Wardwell.
Table of Contractual Obligations, page 27
1.	We note that your disclosures regarding contractual obligations relating to long-term debt and capital leases appear to exclude the interest payments relating to these obligations. Please revise your disclosures accordingly.

Response: The Company has amended its table of contractual obligations to include the interest component of long-term debt and capital leases. A revised table of contractual obligations is included in the Company’s amended Form 10-K, as indicated on page 27 on the attached markup of the Edgar version of that document.

Financial Statements
2.	Please revise to disclose your accounting treatment for the $2 million investment in Still River Systems, Inc. We note that in prior Exchange Act filings, this investment was described as a minority equity interest in convertible preferred stock, and you stated that the investment would be classified as a long-term held-to-maturity investment. Since the investment is an equity investment in a privately-held company without a readily determinable fair value, it would appear that SFAS 115 is not applicable. Please tell us how you evaluated the guidance in FIN 46(R) to determine whether the investee is a variable interest entity, and if so, which investor would be considered the primary beneficiary and required to consolidate the entity. If you believe that you are not required to consolidate the entity under FIN 46(R), please revise your disclosure to state the material terms of the investment, including the percentage of equity ownership, whether the investment is accounted for under the cost method or the equity method, and how you are evaluating the investment for impairment. We may have additional comments after reviewing your response.

Response: The Company evaluated Still River and it was deemed to be a business under the definition of a business for use in Appendix C of FIN46(R). The Company determined that Still River Systems is self-sustaining and has plans for revenue in the near future. It is a company that designs radiation therapy systems for production and sale, and has a specific business plan. The Company or any related parties is currently only involved in the Gamma Knife business and had no involvement in the design of Still River. The Company provided approximately 7.3% of equity by purchasing approximately 2,353,000 shares of series B convertible preferred stock, and has provided no debt or subordinated debt to Still River. As a result, Still River was scoped out under the business exception of FIN46(R).

The Company believes, due to its minority interest (7.3%) in conjunction with the fact the Company does not have a Board of Directors seat in Still River Systems, Inc., that the Company is not in a position of control of Still River and therefore it is not required to consolidate Still River, and has accounted for its interest in Still River under the cost method. The Company reviews its investment in Still River quarterly for impairment. During its review, the Company discussed with Still River management its product design and manufacturing progress and its financial position. Still River received an unqualified audit opinion for the year ended December 31, 2006.

The Company has amended the disclosure in the Form 10K/A of its $2,000,000 investment in Still River Systems, Inc. The disclosures are included in an addition to Note 2, Investment in Convertible Preferred Stock and a new Note 4- Investment in Convertible Preferred Stock, as indicated on pages 9 and 14 on the attached markup of the Edgar version of that document. The previous Note 4 was changed to Note 5 and all subsequent notes changed accordingly.

3.	Please clarify how the investment is classified in the statement of cash flows. Revise your disclosures to separately state the investment, or tell us why you believe that no revisions are required.

Response: The Company had categorized its $2,000,000 investment in Still River Systems, Inc. in the statement of cash flows under Investment in Marketable Securities (Investing Activities). The Company has amended its statement of cash flows to separately state its investment in Still River Systems, Inc. as an Investment in Convertible Preferred Stock in the Company’s Form 10-K/A. The

revised Consolidated Statement of Cash Flows is reflected on page 5 on the attached markup of the Edgar version of that document.

4.	Please revise your disclosure to include the selected quarterly financial data required by Item 302(a) of Regulation S-K. We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act.

Response: The Company amended its disclosure to include the selected quarterly financial data required by Item 302 (a) of Regulation S-K as Note 14 in the Company’s Form10-K/A. The previous Note 13-Subsequent Events has been changed to Note 15. These changes are reflected on page 24 on the attached markup of the Edgar version of the amended 10-K/A.
Cash Flow Statement, page 5
5.	We note the caption “capital lease financing” in the financing activities section of the cash flow statement. As discussed in paragraph 32 of SFAS 95, non-cash investing and financing activities (including the acquisition of assets by entering into a capital lease) should be separately disclosed, rather than being reported as cash inflows and outflows in the statement of cash flows, since no cash was exchanged. Please revise the financial statements and related disclosures in MD&A accordingly, or tell us why you believe that no revisions are required.

Response: The Company has amended its Form 10-K to delete the caption “Capital Lease Financing” in the Financing Activities section and subtract the identical amount, $1,540,000, from “Payment for Purchase of Property and Equipment” in the Investing Activities section of the consolidated statements of cash flows. It has been separately disclosed under the caption “Acquisition of Equipment with Capital Lease Financing” in the Schedule of Non-Cash Investing and Financing Activities. These changes are reflected in the revised Consolidated Statement of Cash Flows as indicated on pages 5 and 6 on the attached Edgar version of the Form 10-K/A. The MD&A has also been revised to reflect these changes as indicated on page 26 on the attached Edgar version of that document.

An amount of $1,740,000 from 2005 was reclassified on the Consolidated Statement of Cash Flows in the same manner in order to provide reporting consistency. An addition to Note 2, “Reclassifications — certain reclassifications have been made to the 2005 balances to conform with the 2006 presentation,” was made in order to reflect this reclassification. This addition to Note 2 is reflected on page 10 on the attached Edgar version of that document.
Item 9A. Controls and Procedures, page 28
6.	We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:

•	We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

•	Please revise to state clearly whether your disclosure controls and procedures were determined to be effective or ineffective, rather than adequate as indicated in your disclosure. For further guidance please refer to the Commission’s interpretation release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which may be found on the Commission’s website at http://www.sec.gov/rules/final/33-8238.htm. Please revise your disclosures accordingly.

Response: We have revised subsections (a) and (b) of Item 9A in the Form 10K/A in response to the Staff’s comment. The revised subsections (a) and (b) of Item 9A, is reflected on pages 28 and 29 on the attached markup of the Edgar version of that document.
In responding to the Staff comments, the Company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any comments or questions concerning our responses, please contact me at 415-788-5300 or Dan Kelly, Davis Polk & Wardwell, at 650-752-2001.
Yours Truly,
/s/ Craig K. Tagawa
Craig K. Tagawa
Chief Operating Officer

cc:	Ernest A. Bates, M.D Norm Houck Dan Kelly, Esq.

31, 2006, there was $4,000,000 borrowed against the line of credit. The Company believes it has the ability, and it is the Company’s intention, to renew the line of credit at its maturity in 2007.
Operating activities provided cash of $9,164,000 in 2006. Net income of $1,656,000, depreciation and amortization of $5,963,000 and an increase in the minority interest of $1,314,000 were the primary reasons for the increase in operating cash flow. The Company’s trade accounts receivable increased to $4,248,000 at December 31, 2006 from $3,832,000 at December 31, 2005, primarily due to additional revenue from some of the Company’s retail sites which have a longer collection period than fee per use sites. This resulted in an increase in the number of days revenue (sales) outstanding (“DSO”) in accounts receivable to 81 days from 76 days as of December 31, 2006 compared to the prior year. We expect DSO to fluctuate in the future depending on timing of customer payments received and the mix of fee per use versus retail customers.
Investing activities used $3,206,000 of cash in 2006 primarily due to the Company’s investment in Still River of $2,000,000 and the acquisition of property and equipment of $3,606,000, which included an upgrade to a Gamma Knife unit, an option to purchase two proton beam units, and deposits on three Gamma Knife units and an IGRT system.
Financing activities used $3,304,000 of cash during 2006, primarily due to principal payments on long-term debt of $5,631,000, distributions to minority owners of $798,000 and the payment of dividends of $954,000. This was partially offset by financing on the acquisition of property and equipment of $992,000, and borrowing on the Company’s line of credit with a bank in the amount of $4,000,000, which was used primarily for the Company’s investment in Still River and its option to purchase two proton beam systems.
The Company had negative working capital at December 31, 2006 of $541,000 compared to working capital of $2,423,000 at December 31, 2005 primarily due to borrowing $4,000,000 on its line of credit with a bank. Borrowing under the line of credit is considered a current liability because the line is renewable annually. The borrowed funds were used to invest in equipment and other non-current assets.
The Company primarily invests its cash in money market or similar funds and high quality short to long-term securities in order to minimize the potential for principal erosion. Cash is invested in these funds pending use in the Company’s operations. The Company believes its cash position is adequate to service the Company’s cash requirements in 2006.
The Company finances all of its Gamma Knife units, and anticipates that it will continue to do so with future contracts. During 2003 the Company’s primary lender, DVI, filed for Chapter 11 bankruptcy protection. The principal balance of notes held by DVI were transferred to a third party lender as successor servicer, and the Company continues to make payments on the outstanding note balances serviced by this third party lender. Since that time, the Company has secured financing for its projects from other lenders and anticipates that it will be able to secure financing on future projects from these or other lending sources, but there can be no assurance that financing will continue to be available on acceptable terms. The Company meets all debt covenants required under notes with its lenders, and expects that any covenants required by future lenders will be acceptable to the Company.

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IMPACT OF INFLATION AND CHANGING PRICES
The Company does not believe that inflation has had a significant impact on operations because a substantial majority of the costs that it incurs under its customer contracts are fixed through the term of the contract.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2006, the Company’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due by Period
	Total amounts	Less than
Contractual Obligations	committed	1 year	1-3 years	4-5 years	After 5 years
Long-term debt (includes interest)	$18,660,000	$5,962,000	$12,018,000	$680,000	$—
Capital leases (includes interest)	5,790,000	1,355,000	3,285,000	1,150,000	—
Line of credit	4,000,000	4,000,000	—	—	—
Future equipment purchases (1)	36,678,000	—	36,678,000	—	—
Operating leases	1,256,000	287,000	853,000	116,000	—

Total contractual obligations	$66,384,000	$11,604,000	$52,834,000	$1,946,000	$—

(1)	The Company has deposits toward the purchase of Gamma Knife Perfexion units, an IGRT system and two Clinatron 250 proton beam units, for which the total estimated purchase price is included above. For the two Clinatron 250 units specifically, the Company has a commitment to total deposits of $3,000,000 per machine until FDA approval is received, at which time the remaining balance is committed. Interim financing has been committed for $1,000,000 per machine towards these purchases. For the Perfexion and IGRT systems, financing commitments are in place, or are pending final site selection. For all equipment in this classification, term financing for these purchases will not be finalized until 2007 or later, and therefore an accurate determination of payments by period cannot be made as of December 31, 2006. For purposes of this table, these commitments are listed in the 1-3 year category.
Further discussion of the long-term debt commitment is included in Note 4, capital leases in Note 5, and operating leases in Note 10 of the consolidated financial statements.
The Company has no significant off-balance sheet arrangements.

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ITEM 7A.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The table below presents information about certain market-sensitive financial instruments as of December 31, 2006. The fair values were determined based on quoted market prices for the same or similar instruments.
We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features.

	Maturity Date, Year ending December 31
(amounts in thousands)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value

Fixed-rate long-term debt and present value of capital leases	$5,876	$5,944	$4,782	$2,734	$1,281	$448	$21,065	$21,038
Average interest rates	8.4%	8.2%	8.1%	8.0%	7.9%	7.9%	8.2%
At December 31, 2006, we had no significant long-term, market-sensitive investments.
We have no affiliation with partnerships, trust or other entities whose purpose is to facilitate off-balance sheet financial transactions or similar arrangements, and therefore have no exposure to the financing, liquidity, market or credit risks associated with such entities.
ITEM 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
See the Index to Consolidated Financial Statements and Financial Statement Schedules included at page A-1 of this report.
ITEM 9.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 9A.
CONTROLS AND PROCEDURES
(a)	Evaluation of disclosure controls and procedures.

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report, including at the date of the filing of the amended report, have concluded that our disclosure controls and procedures are effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

28

(b)	Changes in internal controls over financial reporting.

Our Chief Executive Officer and our Chief Financial Officer have evaluated the changes to the Company’s internal control over financial reporting that occurred during our last fiscal quarter ended December 31, 2006, as required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15 and have concluded that there were no such changes that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 9B.
OTHER INFORMATION
None.
PART III
ITEM 10.
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Information regarding directors is incorporated herein by reference from the Company’s definitive Proxy Statement for the 2007 Annual Meeting of Shareholders (the “2007 Proxy Statement”). Information regarding executive officers of the Company, included herein under the caption “Executive Officers of the Registrant” in Part I, Item 1 above, is incorporated herein by reference.
Information concerning the identification of our standing audit committee required by this Item is incorporated by reference from the 2007 Proxy Statement.
Information concerning our audit committee financial experts required by this Item is incorporated by reference from the 2007 Proxy Statement.
Information concerning compliance with Section 16(a) of the Exchange Act required by this Item is incorporated by reference from the 2007 Proxy Statement.
We have adopted a Code of Ethics that is incorporated by reference from the 2007 Proxy Statement.

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American Shared Hospital Services
Consolidated Statements of Cash Flows

	YEARS ENDED DECEMBER 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$1,656,000	$1,767,000	$1,985,000
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,963,000	5,502,000	4,892,000
Loss on disposal of assets	3,000	—	—
Deferred income tax	852,000	121,000	264,000
Stock-based compensation expense	39,000	—	—
Minority interest in consolidated subsidiaries	1,314,000	1,126,000	983,000
Changes in operating assets and liabilities:
Receivables	(331,000)	(1,069,000)	(483,000)
Prepaid expenses and other assets	(212,000)	95,000	(137,000)
Accounts payable and accrued liabilities	(120,000)	938,000	104,000

Net cash from operating activities	9,164,000	8,480,000	7,608,000

INVESTING ACTIVITIES
Payment for purchase of property and equipment	(3,606,000)	(4,455,000)	(6,308,000)
Proceeds from sales and maturities of marketable securities	7,728,000	957,000	—
Investment in marketable securities	(5,348,000)	(7,334,000)	(957,000)
Investment in convertible preferred stock	(2,000,000)	—	—
Proceeds from sale of assets	20,000	—	—

Net cash from investing activities	(3,206,000)	(10,832,000)	(7,265,000)
See accompanying notes

American Shared Hospital Services
Consolidated Statements of Cash Flows

	YEARS ENDED DECEMBER 31,
	2006	2005	2004
FINANCING ACTIVITIES
Principal payments on long-term debt	(5,631,000)	(7,122,000)	(7,371,000)
Principal payments on capital leases	(918,000)	(297,000)	—
Long term debt financing on purchase of property and equipment	992,000	5,275,000	5,940,000
Advances on line of credit	4,000,000	—	—
Payment of dividends	(954,000)	(902,000)	(699,000)
Distributions to minority owners	(798,000)	(912,000)	(399,000)
Proceeds from exercise of stock options	5,000	157,000	40,000
Repurchase of stock options	—	(670,000)	(45,000)

Net cash from financing activities	(3,304,000)	(4,471,000)	(2,534,000)

Net increase (decrease) in cash and cash equivalents	2,654,000	(6,823,000)	(2,191,000)

CASH AND CASH EQUIVALENTS, beginning of year	1,298,000	8,121,000	10,312,000

CASH AND CASH EQUIVALENTS, end of year	$3,952,000	$1,298,000	$8,121,000

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$2,161,000	$2,075,000	$2,500,000
Income taxes paid	$350,000	$229,000	$129,000

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued dividends	$239,000	$238,000	$215,000
Income tax benefit from stock option exercise recorded to Additional paid-in capital	$(56,000)	$445,000	$994,000
Acquisition of equipment with capital lease financing	$1,540,000	$1,740,000	$—
See accompanying notes

American Shared Hospital Services
Notes to Consolidated Financial Statements
Note 2 — Accounting Policies (Continued)
Investment in convertible preferred stock — The Company has convertible preferred stock representing a 7.3% interest in Still River Systems, Inc., and accounts for this investment under the cost method. The Company reviews its investment in Still River for impairment on a quarterly basis, or as events or circumstances might indicate that the carrying value of the investment may not be recoverable.
Revenue recognition — Revenue is recognized when services have been rendered and collectibility is reasonably assured. There are no guaranteed minimum payments. The Company’s contracts are typically for a ten year term and are classified as either fee per use or retail. Retail arrangements are further classified as either turn-key or net revenue sharing. Revenue from fee per use contracts is recorded on a gross basis as determined by each hospital’s contracted rate. Under turn-key arrangements, the Company receives payment from the hospital in the amount of its reimbursement from third party payors, and is responsible for paying all the operating costs of the Gamma Knife. Revenue is recorded on a gross basis and estimated based on historical experience and hospital contracts with third party payors. For net revenue sharing arrangements the Company receives a contracted percentage of the reimbursement received by the hospital less the operating expenses of the Gamma Knife. Revenue is recorded on a net basis and estimated based on historical experience. Any revenue estimates are reviewed periodically and adjusted as necessary. Revenue recognition is consistent with guidelines provided under EITF 99-19.
Income taxes — The Company accounts for income taxes in accordance with SFAS No 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
Earnings per share — Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options or warrants. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004.

American Shared Hospital Services
Notes to Consolidated Financial Statements
Note 2 — Accounting Policies (Continued)

	2006	2005	2004
Numerator for basic and diluted earnings per share	$1,656,000	$1,767,000	$1,985,000

Denominator:
Denominator for basic earnings per share – weighted-average shares	5,022,000	4,931,000	4,351,000
Effect of dilutive securities
Employee stock options	28,000	160,000	750,000

Denominator for diluted earnings per share – adjusted weighted- average shares	5,050,000	5,091,000	5,101,000

Earning per share — basic	$0.33	$0.36	$0.46

Earning per share — diluted	$0.33	$0.35	$0.39

In 2006 options outstanding to purchase 6,500 shares of common stock at an exercise price of $6.45 per share were not included in the calculation of diluted earnings per share as the exercise price of the options was greater than the average market price of common stock during the year.
In 2005, options outstanding to purchase 76,000 shares of common stock at an exercise price of $6.16 — $6.45 per share were not included in the calculation of diluted earnings per share as the exercise price of the options was greater than the average market price of common stock during the year.
Reclassifications — Certain reclassifications have been made to the 2005 balances to conform with the 2006 presentation.
Stock-based compensation — On June 28, 2006, the Company’s shareholders approved the 2006 Stock Incentive Plan (the “2006 Plan”) under which 750,000 shares of the Company’s common stock are reserved for issuance of shares to officers of the Company, other key employees, non-employee directors, and advisors. The 2006 Plan serves as successor to the Company’s previous two stock-based employee compensation plans, the 1995 and 2001 Stock Option Plans. The share reserve under those two plans, including the shares of common stock subject to currently outstanding options under the plans, were transferred to the 2006 Plan, and no further grants or share issuances will be made under the 1995 Plan or 2001 Plans. Under the 2006 Plan, there are 2,000 restricted stock units granted, consisting of annual automatic grants to non-employee directors, and approximately 149,000 options granted, of which approximately 76,000 options are vested, as of December 31, 2006.

American Shared Hospital Services
Notes to Consolidated Financial Statements
Note 4 — Convertible Preferred Stock Investment
On April 10, 2006 the Company invested $2,000,000 for a convertible preferred stock interest in Still River Systems, Inc. (“Still River”), a development-stage company based in Littleton, Massachusetts, which in collaboration with scientists from MIT’s Plasma Science and Fusion Center, is developing a medical device for the treatment of cancer patients using proton beam radiation therapy (“PBRT”). The Company also purchased for $1,000,000 an option to acquire two Clinatron-250™ PBRT systems from Still River for anticipated delivery in 2009. The PBRT systems are not currently FDA approved.
The Company’s investment in Still River consists of approximately 2,353,000 shares of Series B Convertible Preferred Stock. Upon conversion, the Company has a 7.3% interest in Still River’s common stock based on Still River's outstanding common and preferred stock at December 31, 2006. The Series B Convertible Preferred Stock is considered pari passu with previously issued Series A Convertible Preferred Stock (together “Preferred Stock”). The Preferred Stock is convertible at any time at the option of the holder into shares of common stock of Still River at a conversion price, subject to certain adjustments, but initially set at the original purchase price. The Preferred Stock has voting rights equivalent to the number of common stock shares into which it is convertible, and holders of the Preferred Stock, subject to certain exceptions, have a pro-rata right to participate in subsequent stock offerings. In the event of liquidation, dissolution, or winding up of Still River, the Preferred Stock holders have preference to the holders of common stock, and any other class or series of stock that is junior to the Preferred Stock. The Company does not have a Board of Directors seat with Still River.
The Company accounts for its investment in Still River under the cost method.
Note 5 — Long-Term Debt
Long-term debt consists primarily of 16 notes with financing companies, related to Gamma Knife and radiation therapy equipment construction and installation, totaling $16,245,000. These notes accrue interest at fixed annual rates between 7.79% and 10.95%, are payable in 60 to 84 monthly installments, mature between March 2006 and April 2012, and are collateralized by the respective Gamma Knife units and radiation therapy equipment. As of December 31, 2006 and December 31, 2005 the Company was in compliance with all debt covenants required under notes with its lenders. The following are contractual maturities of long-term debt by year at December 31, 2006:

Year ending December 31,
2007	$4,867,000
2008	4,851,000
2009	3,893,000
2010	1,990,000
2011	477,000
Thereafter	167,000

$16,245,000

Note 6 — Obligations Under Capital Leases
The Company has four capital lease obligations with three financing companies, collateralized by Gamma Knife equipment having an aggregate net book value of approximately $5,157,000 at December 31, 2006. These obligations have stated interest rates ranging between 7.74% and 8.04%, are payable in 42 to 84 monthly installments, and mature between June 2009 and September 2012.
Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases at December 31, 2006, are summarized as follows:

American Shared Hospital Services
Notes to Consolidated Financial Statements
Note 14 — Quarterly Financial Data (Unaudited)
The following table sets forth the selected unaudited quarterly information for the Company’s last eight fiscal quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and all necessary adjustments (which consisted only of normal recurring adjustments) have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein.

(in 000’s, except per share data)	Quarter Ended
	March 31,	June 30,	Sep. 30,	Dec. 30,
	2005	2005	2005	2005
Revenue	$4,449	$4,730	$4,402	$4,650
Gross Margin	2,292	2,298	2,192	2,377
Income before income taxes	605	624	633	685
Net income	395	391	502	479
Earnings per common share:
Basic	$0.08	$0.08	$0.10	$0.10
Diluted	$0.08	$0.08	$0.10	$0.09

	Quarter Ended
	March 31,	June 30,	Sep. 30,	Dec. 30,
	2006	2006	2006	2006
Revenue	$5,045	$5,309	$5,238	$4,793
Gross Margin	2,423	2,634	2,649	2,314
Income before income taxes	720	734	708	696
Net income	436	448	425	347
Earnings per common share:
Basic	$0.09	$0.09	$0.08	$0.07
Diluted	$0.09	$0.09	$0.08	$0.07

Note 15 — Subsequent Events
In January 2007 the Company made a deposit of $310,000 towards the fourth Gamma Knife Perfexion™ unit the Company committed to purchase. As of March 16, 2007 the Company had obtained commitments from customers to place two of the units.
In February 2007, the Company exercised its option to purchase two Clinatron 250 proton beam units, and an additional $500,000 per unit was paid in accordance with this purchase option. The Company obtained interim financing to fund 100% of these deposits plus the $1,000,000 initial deposit. The financing company reimbursed the $1,000,000 the Company had paid in its initial deposits and funded the additional $1,000,000 required to exercise its purchase of the two Clinatron 250 units. The Company used the $1,000,000 received from the finance company to pay down its line of credit.
Note 16 — Changes In Classification And Disclosure
Subsequent to the original issuance of the financial statements the Company discovered that certain reclassification to the statement of cash flows and disclosures were required as follows. The statement of cash flows was modified to separately classify purchases of convertible preferred stock that was originally grouped with marketable securities. The Company also disclosed under non-cash investing and financing activities the acquisition of equipment under capital leases that was previously included under cash flows from investing and financing activities. The Company also has added Note 4 to include disclosure related to the investment in convertible preferred stock.